Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

September 12, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated September 7, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin Executive Vice President/Director Price Asset Management, Inc. General Partner for Price Fund I, L.P. 312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM ,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

September 7, 2006

Dear Investor,

The net asset value of a unit as of July 31, 2006 was $882.56, down 4.96% from $928.61 per unit as of June 30, 2006. Since January 1, 2006 the fund is down 9.11%.

Price Fund experienced a decline resulting from volatile range-bound trading and a continuation of profit giveback from last month’s sentiment reversal. Global capital flows remained flighty and subject to political unrest. Vacationing traders compounded an already uneasy situation. Illiquidity increased uncertainty, which magnified market moves. The driving forces behind the futures markets in July were the onset of violence in the Middle East as Hezbollah and Israel clashed, indecision over whether Federal Reserve policy makers will continue to raise short-term interest rates, and increased volatility in agricultural and energy markets caused by severe heat and the ensuing hurricane season.

Interest Rates: U.S. Treasury prices rose throughout the month, triggering reversals in remaining short positions by establishing long plays. U.S. economic indicators generally showed a moderating economy as reported by the employment and GDP data. The yield curve remained inverted; the yield on the 10-year Treasury note fell to 5%, twenty-five basis points below the short-term Federal Funds rate. These unprecedented levels also represent safe-haven flows spawned by the recent Middle East violence.

Currencies: In general terms, July was a sloppy, non-committal month for currency trading. The dollar strengthened dramatically early month and became a safe haven for funds during the initial stages of the fighting between Israel and Hezbollah. Fortunes for the fund and dollar bulls soon faded when the violence subsided and the Federal Reserve indicated that there may be a pause in the interest rate tightening cycle. The dollar reversed against its rivals, actually closing lower on the month. The euro currency vs. the dollar whipsawed from 1.28 to 1.25, back to 1.28 in 4 weeks.

Metals: The metals market found its equilibrium after last month’s sell off. Copper and gold prices rallied from mid-month lows on safe haven buying after tensions erupted in the Middle East. A railway bombing in Mumbai added to the upward pressure of precious and base metals.

Stock Indices: The partnership was mainly absent from the global equity scene. The stock markets have become a frustrating trip. The market state of volatile day-to-day trading is expected to last for several more weeks.

Meats, Softs and Lumber: Livestock prices continue to defy traders as fundamental reports contradict price action. Higher milk prices, holding in sympathy with cattle, weighed on partnership returns. Carry-over positions in cocoa, cotton and orange juice suffered from short-term trend reversals contributing to negative returns in July. The lone bright spot in the commodity sector was coffee. The fund gained some lost ground when coffee spent the majority of the month setting new lows for the year. Non-threatening weather patterns in Brazil have kept prices under pressure. The fund also capitalized on short positions in lumber. Wood prices fell hard in July, reaching levels that had not been seen since August 2005. The Fed’s interest raising campaign and rampant over-building created a nationwide glut of unsold new homes. Lumber prices at this writing are down over 22% for the year.

Energies: Natural gas trading was the largest drag on profits. Long-term short positions were battered by a relentless rally in prices. Continued hot weather and expectations for a low build in natural gas storage had prices on the run. Subsequently, supplies were withdrawn from summer storage in July for the first time since record keeping began in 1994.

Grains: Grain trading was all over the map in July. Prices gyrated, anticipating damaging weather patterns that never developed. Soybeans and wheat posted small losses that were offset by gains in soybean meal and corn.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

Walter Thomas Price, III Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A	Chicago, IL 60604	312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending July 31, 2006

Summary Statement

STATEMENT OF INCOME (LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($77,797.17)
Change in Unrealized Gain/(Loss)	12,916.71
Gain/(Loss) on Other Investments	33.98
Brokerage Commission	(1,718.90)

Total Trading Income	($66,565.38)
Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	6,333.33
Management Fees	2,662.88
Incentive Fees	0.00
Other Expenses	2,385.00
Trailing Commissions	1,823.02

Total Expenses	$14,870.90
Interest Income	$5,782.95

Net Income (Loss) for the Period	($75,653.33)

STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$1,525,272.50	1,642.6855	$1,525,272.50
Addition	4,962.50	5.6228	$4,962.50
Withdrawal	(569.60)	(0.6454)	($569.60)
Net Income/(Loss)	(75,653.33)		(75,653.33)

Month End	$1,454,012.07	1,647.6629	$1,454,012.07
Month End NAV Per Unit	$882.56
Monthly Rate of Return	-4.96%
Year to Date Rate of Return	-9.11%

To the best of our knowledge, this statement is accurate and complete:

By
Walter Thomas Price, III General Partner of Price Fund I, L.P.